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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	FROST, PHILLIP (Last) (First) (Middle)		IVAX CORPORATION (IVX)

	4400 Biscayne Boulevard (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			OCTOBER 2, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Miami, FL 33137 (City) (State) (Zip)		☒	Director	☒	10% Owner		☐ Form Filed by One Reporting Person
			☒	Officer (give title below)				☒ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman of the Board and Chief Executive Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, $.10 par value per share		10/02/02				X			131,200	A	$20.00		5,131,200		I		Frost-Nevada L.P.(1)

	Common Stock, $.10 par value per share													24,360,428		I		Frost Gamma L.P.(2)

	Common Stock, $.10 par value per share													750		D(3)

	Common Stock, $.10 par value per share													305,686		I		By Wife(4)

	Common Stock, $.10 value per share													3,078		I		401(k) Plan

	Common Stock, $.10 par value per share													140,625		I		Frost Phi, LLLP(5)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Put Options (obligation by buy)		$20.00		10/02/02				X				1,312

	Put Options (obligation to buy)		$20.00		10/02/02				E	V			6.50

	Put Options (obligation to buy)		$20.00		10/02/02				S				650

	4.5% Convertible Bond		$40.05		09/20/01

	Warrants to Purchase		$9.60		11/18/99

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Immed.	01/18/03		Common Stock	131,200

	Immed.	01/18/03		Common Stock	65,000		$779.23		3,638		I		(1)

	Immed.	01/17/04		Common Stock	65,000		$812.31		650		I		(1)

	Immed.	05/15/08		Common Stock	499,376						I		(1)

	11/18/99	11/17/06		Common Stock	937,500						I		(2)(6)

Explanation of Responses:

(1) These assets are held by Frost-Nevada Limited Partnership of which the reporting person is one of two limited partners and the sole shareholder of Frost-Nevada Corporation, the sole general partner. During April 2002 Frost Beta, L.P. became a limited partner of Frost-Nevada L.P. The reporting person is the sole shareholder of Frost Beta, Inc., the sole general partner of Frost Beta, L.P. Frost Alpha Charitable Remainder Trust is the only limited partner of Frost Beta, L.P.

(2) These assets are held by Frost Gamma, L.P. of which the reporting person is the sole limited partner. The general partner of Frost Gamma, L.P. is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. The reporting person is also the sole shareholder of Frost Nevada Corporation.

(3) These shares are jointly owned by the reporting person and Patricia Frost, his wife.

(4) Pursuant to Rule 16a-1(1)(a)4, the reporting person disclaims beneficial ownership of these shares.

(5) These share are held by Frost Phi, LLLP of which the reporting person is the sole limited partner and the sole shareholder of Frost Phi, Inc., the sole general partner.

(6) The exercise price and the number of shares has been restated to reflect the effect of a 3-for-2 stock split and a 5-for-4 stock split effected by the issuer on February 22, 2000 and May 18, 2001, respectively.

/s/ Phillip Frost, M.D.
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

JOINT FILER INFORMATION

NAME: ADDRESS:	Frost Gamma, L.P. 3500 Lakeside Court Reno, Nevada 89509

Designated Filer:	Phillip Frost, M.D.

Issuer and Ticker Symbol:	IVAX Corporation (IVX)

Date of Event Requiring Statement:	October 2, 2002

FROST GAMMA, L.P.

by:	Frost Gamma, Inc., its general partner

by:

Phillip Frost, M.D., President

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JOINT FILER INFORMATION

NAME: ADDRESS:	Frost Phi, LLLP 200 West Ninth Street Plaza Wilmington, DE 19899

Designated Filer:	Phillip Frost, M.D.

Issuer and Ticker Symbol:	IVAX Corporation (IVX)

Date of Event Requiring Statement:	October 2, 2002

FROST PHI, LLLP

by:	Frost Phi, Inc., its general partner

by:

Phillip Frost, M.D., President

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JOINT FILER INFORMATION

NAME: ADDRESS:	Frost-Nevada Limited Partnership 3500 Lakeside Court Reno, Nevada 89509

Designated Filer:	Phillip Frost, M.D.

Issuer and Ticker Symbol:	IVAX Corporation (IVX)

Date of Event Requiring Statement:	October 2, 2002

FROST-NEVADA LIMITED PARTNERSHIP

by:	Frost-Nevada Corporation, its general partner

by:

Phillip Frost, M.D., President

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